Exhibit 99.2

MECOX LANE LIMITED
 (Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: MCOX)

NOTICE OF EXTRAORDINARY GENERAL MEETING

To be held on December 19, 2012

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Mecox Lane Limited (“Mecox Lane” or the “Company”) will be held at 18th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong on December 19, 2012 at 10:00 a.m. (Hong Kong Time), and any adjournment(s) or postponement(s) thereof the EGM, for the purposes of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.              That any and all transactions contemplated in the Subscription and Contribution Agreement dated as of November 20, 2012 by and among the Company, Giosis Pte. Ltd., Giosis Cayman Ltd. and other parties therein be approved and ratified;

2.              Authorization of each of the Directors to take any and every action that might be necessary to effect the foregoing resolution as such Director, in his or her absolute discretion, thinks fit.

The Board of Directors of the Company has fixed the close of business on November 20, 2012 as the record date (the “Record Date”) for determining the shareholders who are entitled to receive notice of and to vote at the EGM or any adjournment or postponement thereof.

Holders of the Company’s American Depository Shares (“ADSs”) who wish to exercise their voting rights for the underlying shares at the EGM must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program.

Summary of the Proposed Transaction

As contemplated in the transaction documents attached hereto, Giosis Pte. Ltd. (“Giosis”) and Mecox Lane will make initial capital contributions of $15 million and $5 million in cash, respectively, to Giosis Mecoxlane Ltd (“Giosis Mecoxlane”), a newly formed Cayman Islands company.

Giosis would also contribute a non-exclusive license to its online marketplace technology and related intellectual property through a technology and IP license agreement and platform service agreement.

The Giosis Mecoxlane management team would include Giosis founder and chief executive officer, Mr. Young Bae Ku, who would lead the joint venture. Mr. Ku was the founder of Gmarket Inc., an online marketplace in Korea, and served as its chief executive officer from 2001 to 2009. Mr. Ku will enter into an employment agreement and a customary non-compete agreement with the joint venture. Mr. Ku and Mr. Alfred Gu, the director and chief executive officer of the Company, will be co-chairmen of Giosis Mecoxlane.

For its part, Mecox Lane would contribute certain non-cash assets, including the domain names M18.com, m18.cc and m18img.com, along with certain trademarks.

Upon the closing of the transaction, Giosis would initially hold 60%, and Mecox Lane would initially hold 40%, of the outstanding equity interests of Giosis Mecoxlane, assuming the conversion of the Series A Preferred Shares of Giosis Mecoxlane. The board of directors of Giosis Mecoxlane would initially consist of five directors, two of whom would be appointed by Mecox Lane. As long as Mecox holds at least 5% of the outstanding equity interest of Giosis Mecoxlane, the approval of a director appointed by Mecox Lane is required for Giosis Mecoxlane to take certain corporate actions including making acquisitions, changing the scope of business, engaging in a change of control transaction, or dissolving and winding up Giosis Mecoxlane.

Mecox Lane has the right to demand the return of Mecox Lane’s contributed assets, including the domain name m18.com, in case of the termination of the technology and IP license agreement or upon the bankruptcy or dissolution of Giosis, Giosis Mecoxlane, or its subsidiary.

The board of directors of Mecox Lane commissioned a valuation report from an independent third-party valuer in connection with the transaction. Using comparable company analysis and comparable transaction analysis, the report concluded that the value of contributed assets from Mecox Lane ranges from $8 million to $20 million.

The consummation of the transaction is subject to the satisfaction of certain conditions to closing as described in the transaction documents attached hereto, including but not limited to, resolutions duly passed at the EGM approving the contemplated transaction and the receipt of the a value-added telecommunications business operation license from relevant governmental authorities in the PRC.

Mecox Lane expects to sell its branded merchandise, including apparel, on the re-launched Giosis Mecoxlane online marketplace, as well as on other third-party e-commerce websites in China. Giosis Mecoxlane would offer Mecox Lane most favored pricing terms and commission rates for the sale, display, marketing and promotion of merchandise supplied by Mecox Lane. Mecox Lane will continue to market and sell merchandise through its call center and physical stores.

By Order of the Board of Directors,
Mecox Lane Limited

/s/Neil Nanpeng Shen

Neil Nanpeng Shen
Chairman

Shanghai, PRC

November 20, 2012

Executive Office: 22nd Floor, Gems Tower, Building 20 No.487, Tianlin Road, Shanghai 200233, People’s Republic of China	Registered Office: Maples Corporate Services Limited PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands